[SPECTRUM LOGO]

                    F O R . I M M E D I A T E . R E L E A S E

       Former Nortel Networks Wireless Division President, Jules Meunier,
              Joins Spectrum Signal Processing's Board of Directors

Burnaby, B.C., Canada - April 8, 2002 - Spectrum Signal Processing Inc. (NASDAQ:SSPI / TSE:SSY), a leader in high-density wireless signal and Voice over Packet processing solutions, today announced the appointment of Jules Meunier to its Board of Directors. Mr. Meunier is President and CEO of Avian
Communications, a Boston area-based wireless networking infrastructure company integrating wireless networking with next-generation IP networks.

Prior to becoming President and CEO of Avian, Mr. Meunier was president of Nortel Network's Wireless Networks Division and was responsible for business exceeding $5B in revenue with networks deployed in the Americas, Europe and Asia. A 22-year Nortel veteran, Mr. Meunier's experience includes wireless and networking management in all areas of the service provider segment, including optical, circuit switching, data networking, mobile wireless and network management. Mr. Meunier started his career with Bell Northern Research and over the last 15 years has held executive positions in engineering, sales and marketing and general management.

"Spectrum's superior software defined radio and packet-voice technology was a major factor in my decision to join this Board," said Jules Meunier. "I am impressed by every facet of Spectrum -- its Board of Directors, management, strategy and products -- and I believe that 2002 will be a breakthrough year for Spectrum." he added.

"Jules Meunier is an outstanding addition to our Board of Directors," said Pascal Spothelfer, President and CEO of Spectrum. "As Spectrum moves to expand its presence in wireless and Voice over Packet infrastructure markets, Jules' experience and insights will contribute significantly to the strategic direction we are pursuing. I look forward to the addition of Jules' guidance to Spectrum's Board."

About Spectrum Signal Processing Inc.
Spectrum Signal Processing designs, develops and markets wireless signal and Voice over Packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, satellite hubs, government communications systems and cellular base stations. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our company's web site at www.spectrumsignal.com.


Spectrum Contacts:
Brent Flichel                                        Liza Aboud
Investor Relations                                   Media Inquiries
Phone: 604-421-5422 ext. 247                         Phone: 604-421-5422 ext 152
E-mail: brent_flichel@spectrumsignal.com   E-mail: liza_aboud@spectrumsignal.com